LASERSIGHT INCORPORATED
                               6848 Stapoint Court
                           Winter Park, Florida 32792


                                  July 28, 2004


VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

      Re:   Form RW - Request for Withdrawal
            Registration Statement on Form S-3
            Filed on November 21, 2002
            File No. 333-101364

Ladies and gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, LaserSight, Incorporated (the "Company"), hereby makes an application to withdraw its registration statement on Form S-3, filed on November 21, 2002, and all amendments thereto, File No. 333-101364 (the "Registration Statement"), effective as of the date hereof or at the earliest practicable date.

         Pursuant to the Registration Statement, the Company proposed to register shares of its Common Stock (the "Shares") for sale by certain selling shareholders. The Registration Statement has not been declared effective, and none of the Shares have been issued or sold pursuant to the Registration Statement. No shareholder of the Company has a right to require such registration or to sell the Shares that were the subject of the Registration Statement.

         Accordingly, the Company hereby requests that the Commission grant the withdrawal of the Registration Statement and credit to the Company's account all fees paid by the Company in connection with the filing of the Registration Statement for future use by the Company pursuant to Rule 457(p). Please provide a copy of any order issued to the undersigned via mail and via facsimile to 407-678-9981.

         If you have any questions with respect to his matter, please contact the Company's counsel, Jeffery Q. Jonasen, at 407-649-4082. Thank you.

                                        Sincerely,

                                        /s/ Dorothy M. Cipolla

                                        Dorothy M. Cipolla
                                        Chief Financial Officer